Davis Polk & Wardwell Hong Kong Solicitors The Hong Kong Club Building 3A Chater Road Hong Kong davispolk.com
Resident Hong Kong Partners
Karen Chan ** Yang Chu ** James C. Lin * Gerhard Radtke *	Martin Rogers ** Miranda So * James Wadham ** Xuelin Wang *
Hong Kong Solicitors * Also Admitted in New York ** Also Admitted in England and Wales

March 6, 2024

Re:	Chagee Holdings Limited
Confidential Submission of Draft Registration Statement on Form F-1

Confidential

Draft Registration Statement

Securities and Exchange Commission (the “Commission”)

100 F Street, N.E. Washington, D.C. 20549

Dear Sir/Madam:

On behalf of Chagee Holdings Limited (the “Company”), an exempted company with limited liability incorporated under the laws of the Cayman Islands, we are submitting the Company’s draft registration statement on Form F-1 (the “Draft Registration Statement”) relating to a proposed initial public offering in the United States by the Company of American Depositary Shares (“ADSs”) representing the Company’s Class A ordinary shares, par value US$0.0001 per share. The Company confirms that its securities have not been previously sold pursuant to an effective registration statement under the Securities Act of 1933, as amended.

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, as amended. In accordance with the procedures of the Commission for emerging growth companies, the enclosed Draft Registration Statement is being submitted to the staff of the Commission (the “Staff”) in draft form and on a confidential basis. The Company confirms to the Staff that it will publicly file the registration statement previously submitted on a confidential basis at least 15 days prior to any road show in connection with the proposed offering. A registration statement on Form F-6 relating to the ADSs will be filed with the Commission in due course.

The Company respectfully advises the Commission that it has included in this submission (i) its audited consolidated financial statements for the fiscal year ended December 31, 2022 and (ii) its unaudited consolidated financial statements for the nine months ended September 30, 2023. As an emerging growth company, the Company has omitted its financial statements for the fiscal year ended December 31, 2021 under Section 71003 of the FAST Act. In subsequent submissions, the Company plans to include, for the Staff’s review, audited consolidated financial statements as of and for the fiscal year ended December 31, 2023. Prior to the distribution of a preliminary prospectus, the Company will amend the draft registration statement to include all financial statements required by Regulation S-X at the date of the amendment.

As the Company’s audited financial statements are older than 12 months at the time of this confidential submission, the Company has provided the representations required by Instruction 2 to Item 8.A.4 of Form 20-F and submitted it as Exhibit 99.4 to the draft Registration Statement.

If you have any questions regarding this submission, please contact Li He at +852 2533-3306 (li.he@davispolk.com) and Kevin Zhang at +852 2533-3384 (kevin.zhang@davispolk.com). Thank you for your time and attention.

Yours sincerely,

By:	/s/ Li He
Li He

cc:	Mr. Junjie Zhang, Chief Executive Officer
Chagee Holdings Limited

Ms. Shuang Zhao, Esq., Partner
Cleary Gottlieb Steen & Hamilton LLP

Mr. Robert Derrett, Partner
PricewaterhouseCoopers Zhong Tian LLP